

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2010

Mr. David Brunton
Chief Financial Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

  Re: Neonode Inc.
    Revised Preliminary Information Statement on Schedule 14C
    Filed November 1, 2010
    File No. 000-08419

We have reviewed your response and amended filing submitted on November 1, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note a press release issued by the company on October 14, 2010 announcing that Neonode Inc. retained the services of investment banking firm GP Bullhound, the Technology Investment Bank, to assist the company in evaluating current and future strategic and financial opportunities. Please advise given your disclosure on page nine of your Information Statement stating the company has no plan or commitment to issue common stock in connection with one or more strategic transactions subsequent to the increase in the number of authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Steve Kronengold, Esq.
     Via Facsimile: +972-8-936-6000